Exhibit 99.9.6

BRAMSON, PLUTZIK, MAHLER & BIRKHAEUSER, LLP
Alan R. Plutzik (Bar No. 077785)
2125 Oak Grove Road, Suite 120
Walnut Creek, California 94598
Telephone: (925) 945-0200

FARUQI & FARUQI, LLP
Nadeem Faruqi
Antonio Vozzolo
320 East 39th Street
New York, NY 10016
Telephone:	(212) 983-9330
Facsimile:	(212) 983-9331

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF SANTA CLARA

X
MOE YASSIN, On Behalf of Himself and All Others	:	Case No. 105 CV036739
:
:
Plaintiff,	:	CLASS ACTION
:
v.	:
	:	COMPLAINT BASED UPON SELF
	:	DEALING AND BREACH OF
SILICONIX, INC., TIMOTHY V. TALBERT, THOMAS	:	FIDUCIARY DUTY
C. WERTHEIMER, HANSPETER EBERHARDT, DR.	:
KING OWYANG, and GLYNDWR SMITH, and	:	DEMAND FOR JURY TIUAL
VISHAY INTERTECHNOLOGY, INC.,	:
:
Defendants.	:
:
X

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of the holders of Siliconix, Inc. (“Siliconix” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Siliconix common stock by Vishay Intertechnology, Inc.(“Vishay”) as detailed herein (the “Proposed Transaction”).

2.             In pursuing the unlawful plan to sell Siliconix for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

3.             In pursuing the unlawful plan to facilitate the acquisition of Siliconix by its majority owner Vishay, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

4.             In fact, instead of attempting to obtain the highest price reasonably available for Siliconix, the individual defendants spent substantial efforts tailoring the structural terms of the Proposed Transaction to meet the specific needs of Vishay.

5.             In essence, the Proposed Transaction is the product of a hopelessly flawed process that was designed to ensure the sale of Siliconix to its majority shareholder Vishay and is not in the best interests of plaintiff and the other public stockholders of Siliconix.

JURISDICTION AND VENUE

6.             This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

7.             This Court has jurisdiction over Siliconix. Siliconix conducts business in California and has affiliated companies that are citizens of California. Siliconix’s principal manufacturing plant and general offices are located in four two-story buildings totaling 220,100 square feet on a 12-acre site in Santa Clara, California. Moreover, various Annual Meetings of Stockholders have been held in the main auditorium at the Company’s corporate headquarters at 2201 Laurelwood Road, Santa Clara, California. This action is not removable.

8.             Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

9.             Plaintiff Moe Yassin is, and at all times relevant hereto was, a shareholder of Siliconix.

10.           Defendant Siliconix is a leading manufacturer of power MOSFETs, power ICs, analog switches, and multiplexers for computers, cell phones, fixed communications networks, automobiles, and other consumer and industrial electronic systems. With 2004 worldwide sales of $466.1 million, the Company’s facilities include a company-owned Class 1 wafer fab dedicated to the manufacture of power products in Santa Clara, California, and a Class 1 wafer fab located in Itzehoe, Germany utilized under a lease arrangement. The Company’s products are also fabricated by subcontractors in Japan, Germany, China, Taiwan, and the United States. Assembly and test facilities include a company-owned facility in Taiwan, a joint venture in Shanghai, China, and subcontractors in the Philippines, China, Taiwan and Israel.

11.           Defendant Vishay is one of the world’s largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected ICs, and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay’s components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 25,000 people. Vishay currently owns approximately 80.4% of the outstanding Siliconix common stock. Vishay also trades on the New York Stock Exchange (“NYSE”) under the symbol VSH.

12.           Defendant Dr. King Owyang (“Owyang”) is a director of the Company. Owyang is also President and Chief Executive Officer (“CEO”) of the Company.

13.           Defendant Thomas C. Wertheimer (“Wertheimer”) is a director of the Company.  Wertheimer also serves on the Board of Directors of Vishay.

14.           Defendant Glyndwr Smith (“Smith”) is Chairman of the Board of Directors of the Company. She is also the Assistant to the CEO and Executive Vice President, Marketing Intelligence of Vishay since 2003. Additionally, Smith served as Assistant to the CEO and Senior Vice President, Marketing Intelligence of Vishay from 1991 to 2003.

15.           Defendants Defendant Timothy V. Talbert (“Talbert”) and Hanspeter Eberhardt (“Eberhardt”) are directors of Siliconix.

16.           The defendants named in paragraphs 12 through 15 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of Siliconix and owe them the highest obligations of good faith and fair dealing.

17.           Defendant Vishay, through its approximately 80.4%(1) ownership of Siliconix and having persons affiliated with it on Siliconix’s board, has working control of Siliconix. As such, defendant Vishay is in a fiduciary relationship with plaintiff and the other public stockholders of Siliconix and owes them the highest obligations of good faith and fair dealing.

DEFENDANTS’ FIDUCIARY DUTIES

18.           In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s

(1) Vishay own 24,030,000 common shares or 80.4% of Siliconix through its Vishay TEMIC Semiconductor Acquisition Holdings Corp. subsidiary/affiliate.

assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

19.           In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Siliconix, are obligated to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated the fiduciary duties owed to plaintiff and the other public shareholders of Siliconix, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

21.           Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

22.           Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Siliconix stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

23.           This action is properly maintainable as a class action.

24.           The Class is so numerous that joinder of all members is impracticable. According to Siliconix’s SEC filings, as of March 9, 2004, Siliconix had 29,879,040 shares of its common stock outstanding.

25.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)           whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(c)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(d)           whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Siliconix;

(e)           whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(f)            whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(g)           whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

26.           Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29.           Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED ACQUISITION

31.           On March 3, 2005, it was announced that Vishay offered to acquire all of the outstanding shares of Siliconix, it does not already own. Under the terms of the offer, Vishay would exchange 2.64 shares of Vishay common stock for each outstanding share of Siliconix common stock.

BACKGROUND

32.           In 1996, in order to secure additional manufacturing capacity, Siliconix through an affiliate, entered into an agreement with Fraunhofer Gesellschaft (“FHG”), an institute partially owned by the German government, for the use of the FHG wafer fabrication facility in Itzehoe, Germany.

33.           In 1998, the aforementioned affiliate of Siliconix was acquired by Vishay, concurrent with Vishay’s acquisition of its 80.4% interest in Siliconix from Daimler-Benz A.G.

34.           Siliconix, controlled by Defendant Vishay, does significant business with Vishay. Since the acquisition by Vishay of a majority interest in Siliconix in 1998, Siliconix’s products have been sold by the Vishay worldwide sales organization. Commissions paid to Vishay affiliates were $18.1 million, $16.9 million, and $15.1 million in 2003, 2002, and 2001, respectively.

35.           In North America, sales of Siliconix products are made through Vishay’s North American sales force and the respective sales representative organizations. Moreover, regional sales directors employed by Vishay coordinate these representatives and the North American sales force. Regional sales offices are located in Santa Clara, California and Orange County, California.

36.           In South America, sales of Siliconix products are made by Vishay’s North American sales force and their respective sales representative organizations.

37.           In Europe, sales of Siliconix products are made by Vishay’s European sales force and sales representative organizations. As in North America, sales are made directly to the original equipment manufacturers and through distributors, with approximately 125 locations.

38.           In Japan, sales of Siliconix products are made both by Vishay’s Japan sales force and distributors.

39.           In the Asia-Pacific region (Hong Kong, Korea, Taiwan, the People’s Republic of China and in Southeast Asia) sales of Siliconix products are made both by Vishay’s Asia-Pacific sales force.

40.           Siliconix Limited, a subsidiary of Siliconix, currently occupies, under an agreement with Vishay UK Limited, approximately 2,000 square feet at Vishay’s Bracknell, United Kingdom location, where Siliconix’s European headquarters are located.

41.           In 2001, in addition to products being sold by Vishay’s worldwide sales organizations, Vishay Americas Inc., a wholly owned subsidiary of Vishay, assumed responsibility for collecting Siliconix’s accounts receivable for the North America Region. According to Siliconix’s SEC filings, Accounts receivable ownership for the North America region sales is transferred to Vishay Americas Inc. at the gross amount as soon as sales invoices are generated. Vishay Americas Inc. is compensated for accounts receivable collection, credit risk analysis, bad debt exposure, and selling expenses through a commission arrangement at a fixed percentage of sales. Accounts receivable transferred to Vishay Americas Inc. were $53.7 million and $50.3 million in 2003 and 2002, respectively. Commissions paid to Vishay affiliates for North America, Europe, and Asia Pacific sales and related activities were $18.1 million, $16.9 million, and $15.1 million in 2003, 2002, and 2001, respectively.

42,           Siliconix also has a number of agreements with Vishay, including: (1) Administrative Service Sharing Agreements; (2) Centralized Payment Services, (3) Short-Term Loan Agreement, and (4) Management Fees for services provided by the Vishay corporate office.

43.           Administrative Service Sharing Agreements consist of certain service sharing agreements with Vishay and certain of its affiliates. Administrative expenses primarily relate to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support are shared and then allocated to the appropriate party on a periodic basis. During 2003, 2002, and 2001 related parties reimbursed Siliconix $5.4 million, $6.2 million, and $6.0 million, respectively, for administrative expenses incurred by Siliconix on their behalf. During the same periods, Siliconix reimbursed related parties $15.8 million, $8.0 million, and $5.3 million, respectively, for administrative expenses incurred by related parties on Siliconix’s behalf.

44.           Centralized Payment Services between Siliconix and Vishay consist of a centralized payment system for Asian accounts payable and for U.S. accounts payable and U.S. payroll. Accordingly, Siliconix reimburses actual amounts paid by Vishay. Amounts reimbursed by Siliconix were $112.4 million and $108.6 million for Asian accounts payable in 2003 and 2002. Amounts reimbursed by Siliconix were $109.8 million for U.S. accounts payable and $59.4 million for U.S. payroll in 2003. Additionally, in 2003, Siliconix reimbursed $4.4 million of third-party warehouse costs paid by Vishay on Siliconix’s behalf.

45.           Siliconix also has short-term loan agreements with Vishay under which, from time to time, Siliconix will advance money to Vishay. Interest income related to promissory notes was $90,000, $25,000 during 2003 and 2002, respectively. In December 2002, Siliconix received a related party promissory note under the loan agreement for $75 million. In March 2003, Siliconix received a related party promissory note under the loan agreement for $70 million. In June 2003, Siliconix received a related party promissory note under the loan agreement for $70 million.

46.           Siliconix also pays Management Fees to Vishay for services provided by Vishay, including accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and the handling of insurance coverage on a global basis. Management fees paid by Siliconix to Vishay were $1.9 million, $1.8 million, and $2.3 million during 2003, 2002, and 2001 respectively.

47.           Additional transactions between Siliconix and Vishay include product sales to Vishay and its affiliates. During 2003, 2002, and 2001 sale were $0.1 million, $0.1 million and $0.2 million, respectively.

48.           Also during 2003, 2002, and 2001, FHG , the company acquired by Vishay concurrent with Vishay’s acquisition of its 80.4% interest in Siliconix, provided wafer fabrication subcontract services to Siliconix. Subcontractor fees were $28.7 million, $23.8 million, and $21.2 million, respectively.

49.           Moreover, a wholly owned subsidiary of Vishay in Israel has provided assembly and testing subcontract services for Siliconix. Subcontractor fees paid were $8.9 million in 2003, $5.0 million in 2002, and $5.1 million in 2001.

50.           In fact, the relationship between Vishay and Siliconix is so close that Vishay has been named a Potentially Responsible Party (“PRP”) at two Superfund sites at two Siliconix facilities. The first involves property that Siliconix vacated in 1972. In July 1989, the California Regional Water Quality Control Board (“RWQCB”) issued Cleanup and Abatement Order No. 89-115 both to Siliconix and the property’s owner. The Order alleged that Siliconix contaminated both the soil and the groundwater on the property by the improper disposal of certain chemical solvents. The RWQCB considered both parties to be liable for the contamination and sought to have them decontaminate the site to acceptable levels. Siliconix subsequently reached a settlement of this matter with the current owner of the property. The settlement provided that the current owner will indemnify Siliconix and its employees, officers, and directors against any liability that may arise out of any governmental agency actions brought for environmental cleanup of the subject site, including liability arising out of RWQCB Order No. 89-115, to which Siliconix remains nominally subject.

51.           The second proceeding involves Siliconix’s Santa Clara, California facility, which Siliconix has owned and occupied since 1969. In February 1989, the RWQCB issued Cleanup and Abatement Order No. 89-27 to Siliconix. The Order is based on the discovery of contamination of both the soil and the groundwater on the property by certain chemical solvents. The Order calls for Siliconix to specify and implement interim remedial actions and to evaluate final remedial alternatives. The RWQCB issued a subsequent order requiring Siliconix to complete the decontamination.

SELF-DEALING

52.           By reason of their positions with Siliconix, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Siliconix, and especially the true value and expected increased future value of Siliconix and its assets, which they have not disclosed to Siliconix’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Siliconix’s public shareholders.

53.           The Proposed Transaction is wrongful, unfair and harmful to Siliconix’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

54.           The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders result from at least the following:

(a)           The exchange ratio offered to the public shareholders is inadequate;

(b)           It is in Vishay’s interest to acquire the Company’s shares at the lowest possible ratio, at 2.64 shares of Vishay common stock for each outstanding share of Siliconix common stock. The realizable value from growth and a recovery of the Company’s historic performance is far in excess of the value reflected in the aforementioned exchange ratio; and

(c)           The Siliconix Board is fraught with conflicts. It consists of and is controlled by defendants, who have caused Siliconix to agree to the inadequate terms of the Proposed Transaction to deter more lucrative and fair offers for Siliconix shareholders.

55.           Vishay timed its offer to take advantage of the decline in the market price of Siliconix’s stock. The offer has the effect of capping the market for Siliconix’s stock to facilitate Vishay’s plan to obtain the public interest in Siliconix as cheaply as possible.

56.           Under the circumstances, the director defendants are obligated to maximize the value of Siliconix to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell or combine the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

57.           As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Siliconix’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

58.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•      Undertake an appropriate evaluation of Siliconix’s worth as an acquisition candidate.

•      Act independently so that the interests of Siliconix’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•      Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Siliconix’s public stockholders.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

59.           Plaintiff repeats and realleges each allegation set forth herein.

60.           The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Siliconix and have acted to put their personal interests ahead of the interests of Siliconix shareholders.

61.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Siliconix.

62.           The Individual Defendants have violated their fiduciary duties by entering into a transaction with Siliconix without regard to the fairness of the transaction to Siliconix shareholders. Defendant Siliconix directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Siliconix stock.

63.           As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Siliconix because, among other reasons:

(a)           they failed to take steps to maximize the value of Siliconix to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Siliconix stock and to give Vishay an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b)           they failed to properly value Siliconix; and

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition.

64.           Because the Individual Defendants dominate and control the business and corporate affairs of Siliconix, and are in possession of private corporate information concerning Siliconix’s assets (including its actual results which defendants concealed until after the announcement of the acquisition), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Siliconix which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

65.           By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

66.           As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Siliconix’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

67.           Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Siliconix’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

68.           Defendants are engaging in self-dea1ing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

69.           As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Siliconix’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, defendants: will continue to breach their fiduciary duties owed to plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Proposed Transaction terms; and will not supply to Siliconix’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Transaction and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

70.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C.            Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Siliconix’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D.            Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

E.             Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further equity relief as this Court may deem just and proper.

Dated: March 4, 2005	BRAMSON, PLUTZIK, MAHLER & BIRKHAEUSER, LLP

/s/
Alan R. Plutzik
Attorneys for Plaintiff

2125 Oak Grove Road, Suite 120
Walnut Creek, California 94598
	Telephone:	(925) 945-0200
	Facsimile:	(925) 945-8792

FARUQI & FARUQI, LLP
Nadeem Faruqi
Antonio Vozzolo
320 East 39th Street
New York, NY 10016
	Telephone:	(212) 983-9330
	Facsimile:	(212) 983-9331